082-34722

Fax

RECEIVED

2008 JAN 31 A 5:27

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 28.01.2008

From: Liberty International PLC

Headline: Notice of Results

08000491

PROCESSED

FEB 04 2008

THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Dlw 1/31

Notice of Results

28 January 2008

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF PRELIMINARY RESULTS

Liberty International PLC announces that it intends to release its preliminary results for the year ended 31 December 2007 on Wednesday 13 February 2008.

Enquiries:
Susan Folger   Company Secretary, Liberty International PLC   + 44 20 7887 7004

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